Joyhound Beer Company LLC

Financial Statements and Report

December 31, 2022 and 2021

Joyhound Beer Company LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents

<u>**Independent Accountant's Review Report**</u>

To Whom It May Concern:

I have reviewed the accompanying balance sheet of Joyhound Beer Company LLC for tax years ending in December 31, 2021 and December 31, 2022, and the related statements of income, and cash flows for the twelve months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Joyhound Beer Company LLC. A review consists principally of analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Sincerely,

Taylor Cook Lopez, CPA
May 26, 2023

[Joyhound Beer Company LLC]
Balance Sheet - unaudited
For the period ended 12/31/*21-12/31/22

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	1,761.47	$ 1,701.05
Petty Cash	-	-
Accounts Receivables	4,454.00	6,004.99
Inventory	5290.75	9944
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	11,506.22	17,650.04
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	2995	2995
Less: Accumulated Depreciation	-	-
Total Fixed Assets	2,995.00	2,995.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-

Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 14,501.22**	**$ 20,645.04**
LIABILITIES		
Current Liabilities:		
Accounts Payable	2,261.57	$ -
Business Credit Cards	4,949.70	4874.33
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	7,211.27	4,874.33
Long-Term Liabilities:		
Notes Payable	16548.25	21475
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	16,548.25	21,475.00
EQUITY		
Capital Stock/Partner's Equity	(9,258.30)	(5,704.29)
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	
Total Equity	(9,258.30)	(5,704.29)
TOTAL LIABILITIES & EQUITY	**$ 14,501.22**	**$ 20,645.04**
	-	-

[Joyhound Beer Company LLC]
Income Statement - unaudited
For the periods ended [1/1/21] to [12/31/21],[1/1/22] to [12/31/22]

	Current Period [1/1/22] to [12/31/22]	Prior Period [1/1/21] to [12/31/21]
REVENUES		
Sales	$ 47,123.28	$ 32,573.34
Other Revenue	-	-
TOTAL REVENUES	**47,123.28**	**32,573.34**
COST OF GOODS SOLD		
Cost of Sales	-	1,666.14
Supplies	27,403.18	29,537.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	27,403.18	31,203.14
GROSS PROFIT (LOSS)	19,720.10	1,370.20
OPERATING EXPENSES		
Business Licenses and Permits	1,600.00	1,600.00
Computer and Internet	634.22	528.00
Dues and Subscriptions	300.00	300.00
Insurance	5,254.00	5,204.00
Miscellaneous Expense	1,070.73	6,388.49
Office Supplies	75.00	354.85
Professional Services - Legal, Accounting	455.00	1,645.00
Rental Payments	4,810.00	3,490.00
Taxes	849.20	534.86
Vehicle Maintenance	4,808.28	2,443.06

Loan repayment	5,176.68	3,451.53
Fuel	2,596.03	1,422.55
TOTAL OPERATING EXPENSES	27,629.14	27,362.34
OPERATING PROFIT (LOSS)	(7,909.04)	(25,992.14)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	1,307.44	260.31
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	1,307.44	260.31
NET INCOME (LOSS)	**$ (9,216.48)**	**$ (26,252.45)**

2022 Cash Flow Statement				2021 Cash Flow Statement	
Cash from sales	47123.28			Cash from sales	32573.34
Capital investment	12,420			Capital investment	0
Cash from investing	0			Cash from investing	0
Loan from owner	0			Loan from owner	25,000
Cash from financing	0			Cash from financing	0
General and administrative expense:	-6842.44			General and administrative expense:	-7689.87
operating expenses	-26874.14			operating expenses	-21298.92
Production expenses	-27403.18			Production expenses	-29806.83
Net cash flow	-1,576			Net cash flow	-26,222

Notes to Financial Statements

NOTE 1 ORGANIZATION

Joyhound Beer Company LLC is a Maryland-based, black-owned beer brand created by the Rotimi family. The company’s beer is available throughout Maryland and DC.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared using the cash basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company's financial instruments include cash and the Company's value of these financial instruments approximates fair value due to their short-term nature.

NOTE 3 DEBT

In 2021, the Company received an interest-free loan from the owner, totaling $25,000, that is payable at the time the Company has financial viability to repay. In 2022, the Company did not acquire any new debt.

NOTE 4 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through December 31, 2022, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.